Mail Stop 4561

      March 10, 2006

Steven D. Rudnik
Chief Executive Officer, President and
Director
Magnitude Information Systems, Inc.
401 State Route 24
Chester, NJ 07930

 Re: Magnitude Information Systems, Inc.
   Form 10-KSB for the Fiscal Year Ended
   December 31, 2004
  Filed March 30, 2005
  File No. 000-32485

Dear Mr. Rudnik:

We have completed our review of your Form 10-KSB and related
filings
and do not, at this time, have any further comments.

     Sincerely,

     Kathleen Collins
     Accounting Branch Chief